Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following slides were used in a presentation to associates of The Gillette Company:

                             The Gillette Company

                              Associates Meeting
                                February 4, 2005

                                 James M. Kilts

Gillette - Procter & Gamble

o It's a historic time

o But ... it's also a sad time
  - We've been an independent company for 100+ years
  - We have a proud heritage

o Most of all ... it's an exciting time

                 We are joining a tremendous partner to create
                  the world’s best consumer products company

Let Me Start By Saying ...

                       Congratulations on a GREAT YEAR!!

2004 - Total Year Performance

o Net Sales              --> +13%

o Profit from Operations --> +23%

o Net Income             --> +23%

o Earnings per Share     --> +25%

* Continuing Operations

The Gillette Company Performance

               Record Results for the Sixth Consecutive Quarter
                          And Second Consecutive Year

The Gillette Company
                             You Can Be Very Proud

o Pumped new life into our company ... since those dark days of early 2001

o Reinvigorated our brands

o Set the stage for the future success of our business as part of P&G

                 You did all of this professionally ... and with
                  great respect for each other and our values

Gillette - Procter & Gamble

o The months ahead will bring change ... which is never easy
  - You can view change as a problem or an opportunity

o For the vast majority of Gillette associates ... this merger will mean expanded opportunities in a thriving company
  - Many of you will rise in the management ranks of the combined company

Gillette - Procter & Gamble

 P&G wants to field the best possible team ... with members from BOTH companies

Gillette - Procter & Gamble

  P&G wants to field the best possible team ... with members from BOTH companies

o There will be job losses

o Estimated at approximately 4% of the combined company's workforce of 140,000

o Many will occur at the corporate office ... but NO decisions have been made

o We've implemented special severance protection
  - Change of control measures
  - Fully vested stock option plan

Gillette - Procter & Gamble

             We will be forthright and fully supportive in handling
                      the transition in a first-class way

o You will receive full communications

o Updates will be given on a regular basis

o A special employee website will be created

o I will stay on for at least a year
  - To guide the integration
  - To ensure continued Gillette business momentum

XXXXXXXXXX

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.